UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GLOBAL ENTERTAINMENT CORPORATION
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
37939C200
(CUSIP Number)
David S. Stone, Esq.
Neal, Gerber & Eisenberg LLP
2 North LaSalle Street, Suite 1700
Chicago, Illinois 60606
312-269-8411
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37939C200

1	NAMES OF REPORTING PERSONS David J. Contis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		650,891

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		650,891

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	650,891

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 6,646,062 shares of Common Stock outstanding as of October 14, 2010, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2010 which was filed with the Securities and Exchange Commission (“SEC”) on October 15, 2010.

CUSIP No.	37939C200
ITEM 1. Security and Issuer
This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.01 per share (the “Common Stock”), of Global Entertainment Corporation, a Nevada corporation (the “Issuer”). The Issuer’s principal executive office is located at 1600 N Desert Drive, Suite 301, Tempe, Arizona.
ITEM 2. Identity and Background.
(a-c) This Schedule 13D is being filed by David J. Contis, an individual (“Contis” or the “Reporting Person whose principal employment is as Managing Director of Equity Group Investments, L.L.C. (“EGI”). The business address of the Reporting Person and EGI is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.
(d) and (e) The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a United States citizen.
ITEM 3. Source and Amount of Fund or Other Consideration.
The Reporting Person used personal funds to purchase an aggregate of 568,049 shares of Common Stock in the open market from December 28, 2010 through December 31, 2010. See Item 5(c) for additional information concerning these purchases.
ITEM 4. Purpose of Transaction.
The Reporting Person has effected the acquisition of Common Stock solely for the purpose of investment and intends to review this investment on a continuing basis. Depending on various factors, including but not limited to the Reporting Person’s financial position and investment portfolio and strategy, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Without limiting the foregoing, the Reporting Person may, from time to time, acquire additional Common Stock, dispose of some or all of his Common Stock or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Person, in his capacity as a stockholder, may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

CUSIP No.	37939C200
ITEM 5. Interest in Securities of the Issuer.
(a) and (b) To the best knowledge of the Reporting Person, there were 6,646,062 shares of Common Stock outstanding as of October 14, 2010, based on the information provided by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2010 which was filed with the SEC on October 15, 2010.
The Reporting Person beneficially owns in the aggregate 650,891 shares of Common Stock, or 9.8% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over all of such shares of Common Stock. 200 of such shares of Common Stock are held by the Reporting Person as the Trustee of custodial accounts for the benefit of the Reporting Person’s children. The Reporting Person disclaims beneficial ownership of such 200 shares of Common Stock.
(c) During the last 60 days, the following open market purchases in the Common Stock were completed by the Reporting Person:

Date	No. of Shares of Common Stock	Average Price Per Share
12/15/10	50,000	$0.08
12/23/10	28,166	$0.07
12/27/10	120,000	$0.10
12/28/10	160,000	$0.06
12/29/10	180,000	$0.04
12/30/10	12,883	$0.04
12/31/10	17,000	$0.05
(d) Other than the beneficiaries of the custodial accounts described in Item 5(a) and (b) above, no persons other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
ITEM 7. Material to be Filed as Exhibits.
Not Applicable.
SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: January 5, 2011

/s/ DAVID J. CONTIS
David J. Contis

CUSIP No.	37939C200
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)